UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Westchester Soccer Group, LLC

Legal status of Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    New York

    Date of Organization:

    December 20, 2023

Physical Address of Issuer:

555 Theodore Fremd Avenue, Suite A102, Rye, NY 10580, United States

Website of Issuer:

www.westchestersc.com

Current Number of Employees:

41

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)*
Total Assets	$4,940,589	$0
Cash & Cash Equivalents	$258,331	$0
Accounts Receivable	$0	$0
Current Liabilities	$706,651	$0
Long-Term Liabilities	$2,800,000	$0
Revenues/Sales	$410,203	$0
Cost of Goods Sold	$3,838	$0
Taxes Paid	$0	$0
Net Income/(Loss)	$(836,818)	$0

* The Company was formed on December 20, 2023. As such, 2023 financials are from inception date to December 31, 2023.

TABLE OF CONTENTS

<p style="text-align:center">April 30, 2025</p>

WESTCHESTER SOCCER GROUP, LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Westchester Soccer Group, LLC ("**WSC,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.westchestersc.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

<p style="text-align:center">The date of this Form C-AR is April 30, 2025.</p>

<p style="text-align:center">***THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.***</p>

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR, or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

	Westchester Soccer Group, LLC
	(Issuer)
	By:/s/ Mitchell Baruchowitz
	(Signature)
	Mitchell Baruchowitz
	(Name)
	CEO
	(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

	/s/ Mitchell Baruchowitz
	(Signature)
	Mitchell Baruchowitz
	(Name)
	Managing Member
	(Title)
	April 30, 2025
	(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 30, 2025

WESTCHESTER SOCCER GROUP, LLC



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this <u>Exhibit A</u> and <u>Exhibit B</u> therein.

The Company

Westchester Soccer Group, LLC is the owner of a professional soccer club, Westchester SC ("WSC"), WSC will join the USL League One in the 2025 season. The USL League One is the 3rd highest level of professional soccer in the U.S. behind only Major League Soccer and the USL Championship League. WSC will play its home matches at the Stadium at Memorial Field in Mt. Vernon, NY. WSC is dedicated to celebrating the region's profound love for soccer through exciting game experiences and community-focused events. With a strong commitment to nurturing local talent, WSC aims to build a world-class developmental pipeline for both boys and girls in Westchester.

The Issuer is a New York limited liability company formed on December 20, 2023. The Issuer is headquartered in New York. The Issuer sells its products and services in the United States and sells certain of its products over the Internet.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2024. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is www.westchestersc.com. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising the capital needed in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

A substantial majority of the outstanding securities of the Company are owned by the Managing Member and CEO and he will exercise substantial voting control.

Mitchell Baruchowitz, Managing Member and CEO of the Company, beneficially owns a substantial majority of the membership units of the Company and has substantial voting control. Subject to any fiduciary duties owed to other members under New York law, Mr. Baruchowitz will be able to exercise significant influence over matters requiring member approval, including the election of managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Mr. Baruchowitz may have interests that are different from yours. For example, Mr. Baruchowitz may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Mr. Baruchowitz could use his voting influence to maintain the Issuer's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Issuer, enter into transactions with related parties or support or reject other management and board proposals that are subject to member approval.

The professional and amateur athletics market in the New York area is very competitive.

The Company's soccer club will compete for attendance, viewership, sponsorship and merchandising revenue with a wide range of other entertainment and recreational activities available to potential consumers in the New York area. There can be no assurance the Company or its soccer team will be able to compete effectively, including with companies that may have greater resources than it.

While the sport of soccer is in a significant growth stage, sports teams are risky investments.

The sport of soccer is growing significantly in the U.S. However, investments in sports teams can be risky investments. This is because sports teams are heavily reliant on sponsorships, ticket sales and merchandise sales and broadcast revenue. Fan interest in teams may not be consistent and may vary depending upon the performance and history of the sports team. Although we believe that we will have a strong fan base, there can be no assurance that this will occur or, if it does, continue in the event the soccer team does not perform well or due to other competitive sports offerings in the region.

The Company does not own its stadium where soccer matches are played.

The Company does not own the stadium in which its soccer team plays its matches. As such, it is subject to a rental agreement and partnership with the stadium owner, in this case the City of Mount Vernon, New York. The term of the lease provides for use of the stadium through December 31, 2027 with automatic two year renewal terms thereafter, unless notice of non-renewal is provided by the Company at least 180 days prior to the end of the then applicable term or by the City of Mount. Vernon upon 450 days prior to the end of the then applicable term. The Company does not have full control over the maintenance of the stadium and may also be subject to changes in city government. This could result in non-renewal of its lease and the Company's soccer team having to find a new stadium to play its matches. Any disruption in the lease, could result in additional costs to the Company and a potential loss of the Company's fan base if any such relocation is to a location not near Mount Vernon, New York.

Our players are generally not subject to long-term contracts and may also be subject to transfers.

Typically, most of our players are not subject to long-term contracts. This could result in the talent of the team fluctuating on a year to year basis. Additionally, our players may be subject to transfers to other teams leading to additional turnover and potential loss of popular players. Although the Company may earn fees from such transfers, such fluctuations to the team's roster could reduce fan interest and attendance if performance suffers as a result.

The Company's soccer team is subject to compliance with the rules and requirements of its soccer league.

The Company's soccer team is in the USL League One. As such, it is subject to the rules and regulations of the league. If the Company or its soccer team violates the league's rules, it may be subject to potential fine, other financial penalty, reprimand, or even revocation of its franchise. If any of these were to occur, it could have a material adverse effect on the Company.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. These crises could result in actions taken by government authorities, including the imposition of limitations on fan attendance and potential shutdowns of sporting events which could materially impact the Company's revenues, fans, sponsors and suppliers. Moreover, each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its Managing Member, executive officers and key personnel.

We are dependent on our Managing Member, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our Managing Member, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulations are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or the imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care A union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

Westchester Soccer Group, LLC is the owner of a professional soccer club, Westchester SC ("WSC"), WSC will join the USL League One in the 2025 season. The USL League One is the 3rd highest level of professional soccer in the U.S. behind only Major League Soccer and the USL Championship League. WSC will play its home matches at the Stadium at Memorial Field in Mt. Vernon, NY. WSC is dedicated to celebrating the region's profound love for soccer through exciting game experiences and community-focused events. With a strong commitment to nurturing local talent, WSC aims to build a world-class developmental pipeline for both boys and girls in Westchester.

Business Plan

The Company operates a professional soccer team playing in the USL League One, the third tier of professional soccer in the U.S. 2025 will be the inaugural season for WSC and the Issuer expects going forward to sell tickets to matches, generate revenues from concessions at games, sell merchandise, receive corporate sponsorships, generate revenues from its youth academy and realize fees from transferring players to other professional teams. The Company leases the stadium where the soccer matches are held.

The Company plans to expand its business by investing in player development, making stadium improvements and building its infrastructure through hiring additional staff. Any capital we raise in the future will empower us to invest in our player development, improve our stadium and fan experience and grow out our infrastructure as we continue to grow our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Westchester SC	Professional soccer team in the USL League One.	Fans of the soccer team across the U.S.

Competition

We compete against other teams in the USL League One, along with Major League Soccer, the United States Championship League and other professional and amateur soccer organizations across the U.S. and Europe. Additionally, we compete with other sports for consumers' disposable income.

Customer Base

Our customer base consists of fans of soccer in the New York metro area along with those across the U.S. and Europe.

Supply Chain

Although the Company is dependent upon certain third party vendors, including the City of Mount Vernon, New York which leases the stadium to the Company, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
98572097	"W WESTCHESTER SOCCER CLUB EST. 2024 NEW YORK"	Trademark and Service Mark	May 28, 2024	Pending	USA
98571885	"W"	Trademark and Service Mark	May 28, 2024	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Mitchell Baruchowitz	CEO and Managing Member	CEO and Managing Member of Westchester Soccer Group, LLC, 2023 – Present Responsible for strategy and general CEO responsibilities. Managing Member of Merida Advisors, LLC/Managing Partner of Merida Capital Partners, 2016 – Present Responsible for strategy and general CEO responsibilities.	Boston University School of Law, Juris Doctor, 1999 Brandeis University, B.A., History, 1996
Danny Dekker	Chief Compliance Officer and Head of Soccer Operations	Chief Compliance Officer and Head of Soccer Operations of Westchester Soccer Group, LLC, 2023 – Present Responsible for compliance and soccer operations. Owner of New York Dutch Lions FC, 2016 – Present Responsible for general CEO duties, along with managing operations for a Brooklyn-based summer soccer league.	Amsterdam University of Applied Sciences, 2012
Jeff Monat	Chief Financial Officer	Chief Financial Officer of Westchester Soccer Group, LLC, 2023 – Present Responsible for financial matters. Senior Partner of Merida Capital Partners, 2018 – Present Responsible for evaluating and structuring investment opportunities in both private and public companies.	University of Pennsylvania Wharton School of Business, B.S., Economics, 2000
Sarah Sajonas	Chief Administrative Officer	Chief Administrative Officer of Westchester Soccer Group, LLC, 2023 – Present Responsible for administrative matters. Chief Administrative Officer of Merida Capital Partners, 2021 – Present Responsible for all administrative matters for a private equity fund.	State University of New York at New Paltz, MBA, Business Administration, 2016

Biographical Information

Mitchell Baruchowtiz: Mitch is the CEO and Managing Member of the Company. He has approximately 20 years of experience in the legal and finance fields. He also has nine years of experience in the legal cannabis industry. Through his leadership of Merida Capital Partners and his expertise in the diverse licensing regimes governing each state, Mitch has been involved in over 100 cannabis transactions with a notional value over $1 billion. Mitch has served as the Managing Member of Merida Advisors, LLC and the Managing Partner of Merida Capital Partners since September 2016. From April 2005 to March 2007, he served as the Associate General Counsel and Chief Compliance Officer of MarketAxess, a publicly traded financial technology company. He was also the General Counsel of investment banking boutique Pali Capital from October 2007 to May 2010. Mitch received a B.A. in History from Brandeis University in 1996 and a JD from Boston University School of Law in 1999.

Danny Dekker: Danny is the Chief Compliance Officer and Head of Soccer Operations for the Company. He has been involved with soccer for the entirety of his professional life. Danny brings his operational expertise to the Company having been owner and operations leader of the New York Dutch Lions FC, a Brooklyn-based Summer League team founded in 2016, and prior to that having led operations for the Miami Dutch Lions FC. With a vast network of soccer connections across Europe and the U.S., Danny has also worked for 15+ years in risk management and finance operations, leading teams in The Netherlands and Belgium at fintech companies ABN AMRO and Ebury, one of Europe's largest international payment providers, now part of Banco Santander. Danny holds a bachelor's degree (B.A.) from Amsterdam University of Applied Sciences, which he received in 2012.

Jeff Monat: Jeff is the Chief Financial Officer for the Company. He has been a senior partner at private equity firm Merida Capital Partners since 2018. He has been an investor in cannabis companies since 2013, funding both cultivation and ancillary businesses. Jeff has over 20 years of experience as an institutional investor including roles in investment analysis, M&A transactions, financial valuation, and corporate governance issues. He currently serves as an independent director of Leafly Holdings, Inc. and Lowell Farms Inc. In addition to his professional accomplishments, Jeff serves as a trustee of the Friends Grow Friends Foundation, Inc., an after-school program that helps children with special needs improve their social skills. He has a Bachelor of Science in Economics from The Wharton School of the University of Pennsylvania, where he graduated in 2000.

Sarah Sajonas: Sarah is the Chief Administrative Officer for the Company. She brings nearly 20 years of diverse project and business management experience across the real estate development, education, medical and finance industries. Sarah's role with the Company leverages her abilities to ensure alignment between the Company's strategic goals and its operational performance through optimized administrative processes, fostering collaboration across departments, and navigating the day-to-day challenges of the fast-paced and dynamic world of professional sports. Sarah holds a Master's degree in business administration from the State University of New York at New Paltz, where she graduated in 2016.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 41 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized equity securities consist of (a) 200,000 Class A Units (the "**Class A Units**"); and (b) 1,000,000 Class B Units (the, "**Class B Units**", and together with the Class A Units, the "**Common Units**"). Except with respect to certain distribution rights, all Common Units are identical and entitle the holders to the same rights and privileges. Additionally, the Company has established the 2024 Phantom Unit Plan for which 10,000 Phantom Units are authorized for issuance thereunder.

As of the date of this Form C-AR, 100,000 Class A Units and 40,500 Class B Units are issued and outstanding. Additionally, 3,000 Phantom Units are issued and outstanding and 7,000 Phantom Units remain available for issuance.

Outstanding Equity Interests

As of the date of this Form C-AR, the Company's outstanding equity interests consists of:

Type	Class A Units
Units Outstanding	100,000
Voting Rights	1 vote per Class A Unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Class A Units which may dilute the Security.

Type	Class B Units
Units Outstanding	42,635
Voting Rights	1 vote per Class B Unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Class B Units which may dilute the Security.

*Includes an estimated 2,135 Class B Units from the Company's recent Regulation CF offering for which final results are pending.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Phantom Units*
Shares Issuable Upon Exercise	3,000
Voting Rights	The holders of Phantom Units are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Phantom Unit represents the economic equivalent of one Class A Unit, less any associated strike price. Vested Phantom Units have the right to receive distributions.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Phantom Units which may dilute the Security.

*Certain of the Phantom Units remain subject to vesting.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following outstanding debt:

Type	Note Payable
Principal Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	In lieu of interest, the Company has issued 1,250 Class B Units
Description of Collateral	Unsecured
Maturity Date	June 15, 2025

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Units	$1,000	100,000	N/A	June 10, 2024;	Section 4(a)(2)
Class B Units	$4,050,000	40,500	General Working Capital and League Franchise Fees	Various dates between March 19, 2024 and April 15, 2025	Section 4(a)(2)
Class B Units	$313,998*	2,093	General Working Capital and Stadium Improvements	April 30, 2025	Reg CF

* Estimated figures as the final raise amounts are pending. Excludes an estimated $6,280 worth of Class B Units (42 Class B Units) issued to the Intermediary as a commission.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Mitchell Baruchowitz	80,000 Class A Units 8,750 Class B Units	62.22%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2025, the Company had an aggregate of $351,514 in cash and cash equivalents, and when combined with capital raised in April 2025, leaves the Company with approximately 6 months of runway if additional financing is not obtained and no revenues are generated. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In April 2025, the Company completed an offering of Class B Units pursuant to Regulation CF and raised an estimated $313,998 (excluding $6,280 worth of Class B Units issued to the Intermediary as a commission).

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 30, 2025

WESTCHESTER SOCCER GROUP, LLC



Westchester Soccer Group, LLC

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 PLAT BUS CHECKING (3987)	250,077.00
1010 PLAT BUS CHECKING (1099)	8,254.46
Total Bank Accounts	**$258,331.46**
Other Current Assets	
1210 Merchandise Inventory Asset	129,514.87
1240 Prepaid Rent - Office	75,409.10
1300 Apartment Security Deposit	24,930.00
1400 Clearing Account	0.00
1401 Shopify Clearing Account	380.56
1402 Shopify Balance Account	2,023.04
Total Other Current Assets	**$232,257.57**
Total Current Assets	**$490,589.03**
Fixed Assets	
1900 USL Franchise	4,200,000.00
Total Fixed Assets	**$4,200,000.00**
Other Assets	
1500 USL Standby LOC	250,000.00
Total Other Assets	**$250,000.00**
TOTAL ASSETS	**$4,940,589.03**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	256,334.90
Total Accounts Payable	**$256,334.90**
Other Current Liabilities	
2030 Shopify Sales Tax Collected	317.03
2600 Northwell Health - Deferred Revenue	450,000.00
Total Other Current Liabilities	**$450,317.03**
Total Current Liabilities	**$706,651.93**
Long-Term Liabilities	
2100 USL Franchise Payable	2,800,000.00
Total Long-Term Liabilities	**$2,800,000.00**
Total Liabilities	**$3,506,651.93**

Westchester Soccer Group, LLC

Balance Sheet

As of December 31, 2024

	TOTAL
Equity	
3000 Owner's Investment (TOTAL)	
3001 Owner's Investment - MITCH	
Owner's Investment - Mitch Baruchowitz	569,000.00
Owner's Investment - Mitch Baruchowitz (JEs)	251,754.86
Total 3001 Owner's Investment - MITCH	**820,754.86**
Owner's Investment - Amy C. Oldenburg	50,000.00
Owner's Investment - Babcock Family Holdings	250,000.00
Owner's Investment - Daniel J Duggan	100,000.00
Owner's Investment - Jeff Braun	300,000.00
Owner's Investment - Joshua C Glaser	50,000.00
Owner's Investment - Matthew Brad Gorin	150,000.00
Owner's Investment - Matthew Savare	25,000.00
Owner's Investment - Patrick Sturgeon	25,000.00
Owner's Investment - Profluence	250,000.00
Owner's Investment - Team Curry Holdings	250,000.00
Total 3000 Owner's Investment (TOTAL)	**2,270,754.86**
3200 Opening Balance Equity	0.00
3300 Retained Earnings	
Net Income	-836,817.76
Total Equity	**$1,433,937.10**
TOTAL LIABILITIES AND EQUITY	**$4,940,589.03**

Westchester Soccer Group, LLC

Profit and Loss

January - December 2024

	TOTAL
Income	
MAJOR	
4000 Ticket Revenue	16,946.87
4010 Sponsorship Revenue - Cash	310,000.00
4030 Merchandise Sales	
Shopify Sales	14,043.25
Shopify Shipping	431.15
Total 4030 Merchandise Sales	**14,474.40**
Total MAJOR	**341,421.27**
OTHER REVENUE	
4200 Academy & Youth Revenue	68,782.52
Total OTHER REVENUE	**68,782.52**
Total Income	**$410,203.79**
Cost of Goods Sold	
MAJOR - COS	
5000 Ticketing COS	107.47
5010 Sponsorship COS	410.76
5020 Merchandise COS	
Cost of Goods Sold	2,746.30
Inventory Shrinkage	132.00
Shopify Fees	441.70
Total 5020 Merchandise COS	**3,320.00**
Total MAJOR - COS	**3,838.23**
Total Cost of Goods Sold	**$3,838.23**
GROSS PROFIT	**$406,365.56**
Expenses	
BENEFITS	
5600 Payroll Taxes (FICA/FUTA/SUTA)	
Brandon Williams	2,579.94
Bryan Viggiano	4,447.17
Damien Crowder	632.73
Dave Carton	19,503.31
Kristina Lopez	13,036.31
Nol Serqa	9,714.39
Simon Baines	15,591.07
Total 5600 Payroll Taxes (FICA/FUTA/SUTA)	**65,504.92**
5610 Workers Compensation Insurance - (Non-Players)	2,466.16
Total BENEFITS	**67,971.08**

Westchester Soccer Group, LLC

Profit and Loss

January - December 2024

	TOTAL
BROADCAST	
5200 Broadcast, Production & Transmission Expense	32,514.00
Total BROADCAST	**32,514.00**
FRONT OFFICE	
5400 Wage Expense - Front Office Staff	2,750.68
Brandon Williams	6,582.96
Bryan Viggiano	10,770.60
Damien Crowder	1,710.98
Kristina Lopez	25,863.50
Total 5400 Wage Expense - Front Office Staff	**47,678.72**
Total FRONT OFFICE	**47,678.72**
LEAGUE	
5800 League Participation Fees & Other Fees	
League - Background Checks	300.00
League - Other Fees	21,169.00
League - Participation Fees	114,490.00
League - Ramp Up Fee	53,500.00
League - Website	7,570.00
Total 5800 League Participation Fees & Other Fees	**197,029.00**
5810 General Liability Insurance	537.32
Total LEAGUE	**197,566.32**
MARKETING	
5900 Advertising & Media Buys	91,760.60
5910 Marketing & Promotions	53,479.94
Total MARKETING	**145,240.54**
OFFICE	
5920 Computer, Software & Information Technology	62,142.00
5940 Office Rent & Utilities	6,810.00
Total OFFICE	**68,952.00**
OTHER	
5945 Office Supplies	9,673.36
5950 Bank & Credit Card Fees	874.74
5960 Professional & Consultant Fees	480,508.94
5970 Other Operating Expenses	
Donations, Charity	8,700.00
Membership Dues/Fees/Subscriptions	20,000.00
Other Misc Operating Expenses	22,001.64
Reimbursable Expenses	12,241.15
Total 5970 Other Operating Expenses	**62,942.79**
5985 Taxes (Income / State)	550.00

Westchester Soccer Group, LLC

Profit and Loss

January - December 2024

	TOTAL
5990 Academy & Youth Expenses	16,442.86
Total OTHER	**570,992.69**
PLAYER	
5350 Team Uniforms & Soccer Equipment	1,019.99
Total PLAYER	**1,019.99**
TECHNICAL	
5500 Wage Expense - Coaches/Technical Staff	
Dave Carton	43,457.52
Nol Serqa	21,321.14
Simon Baines	40,766.76
Total 5500 Wage Expense - Coaches/Technical Staff	**105,545.42**
Total TECHNICAL	**105,545.42**
TRAVEL	
5721 Travel - Hotel (Excess)	1,548.28
5740 Travel - Meals & Per Diem	2,834.27
5750 Corporate Travel (NON USL Game Travel)	1,320.01
Total TRAVEL	**5,702.56**
Total Expenses	**$1,243,183.32**
NET OPERATING INCOME	$ -836,817.76
NET INCOME	$ -836,817.76

Westchester Soccer Group, LLC

Statement of Cash Flows
January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-836,817.76
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1210 Merchandise Inventory Asset	-129,514.87
1240 Prepaid Rent - Office	-75,409.10
1300 Apartment Security Deposit	-24,930.00
1400 Clearing Account	0.00
1401 Shopify Clearing Account	-380.56
1402 Shopify Balance Account	-2,023.04
2000 Accounts Payable (A/P)	256,334.90
2030 Shopify Sales Tax Collected	317.03
2600 Northwell Health - Deferred Revenue	450,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**474,394.36**
Net cash provided by operating activities	**$ -362,423.40**
INVESTING ACTIVITIES	
1900 USL Franchise	-4,200,000.00
1500 USL Standby LOC	-250,000.00
Net cash provided by investing activities	**$ -4,450,000.00**
FINANCING ACTIVITIES	
2100 USL Franchise Payable	2,800,000.00
3200 Opening Balance Equity	0.00
Owner's Investment (TOTAL):Owner's Investment - Amy C. Oldenburg	50,000.00
Owner's Investment (TOTAL):Owner's Investment - Babcock Family Holdings	250,000.00
Owner's Investment (TOTAL):Owner's Investment - Daniel J Duggan	100,000.00
Owner's Investment (TOTAL):Owner's Investment - Jeff Braun	300,000.00
Owner's Investment (TOTAL):Owner's Investment - Joshua C Glaser	50,000.00
Owner's Investment (TOTAL):Owner's Investment - Matthew Brad Gorin	150,000.00
Owner's Investment (TOTAL):Owner's Investment - Matthew Savare	25,000.00
Owner's Investment (TOTAL):Owner's Investment - MITCH:Owner's Investment - Mitch Baruchowitz	569,000.00
Owner's Investment (TOTAL):Owner's Investment - MITCH:Owner's Investment - Mitch Baruchowitz (JEs)	251,754.86
Owner's Investment (TOTAL):Owner's Investment - Patrick Sturgeon	25,000.00
Owner's Investment (TOTAL):Owner's Investment - Profluence	250,000.00
Owner's Investment (TOTAL):Owner's Investment - Team Curry Holdings	250,000.00
Net cash provided by financing activities	**$5,070,754.86**
NET CASH INCREASE FOR PERIOD	**$258,331.46**
CASH AT END OF PERIOD	**$258,331.46**